

October 24, 2023

Bun Kwai
Chief Executive Officer
QMMM Holdings Ltd
Unit 1301, Block C, Sea View Estate,
8 Watson Road
Tin Hau, Hong Kong

> **Re: QMMM Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed October 6, 2023**
> **File No. 333-274887**

Dear Bun Kwai:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed October 6, 2023

Cover page

1. We note your response to prior comment 1 and reissue in part. Please revise, as you do under the prospectus summary, to clarify that the percentage of total outstanding Ordinary Shares also represents the total percentage of voting power that the controlling stockholder will hold after completion of the offering. In addition, please revise here to state, as you do on page 29, that you "do not intend to rely on the corporate governance exemptions available to "controlled companies," however, [you] may choose to rely on such exemptions in the future."

2. We note your response to prior comment 4 and reissue in part. Please quantify here and on page 6 the amounts related to the intercompany loans from ManyMany Creation to the holding company for the payment of certain expenses including expenses for this offering and salaries of executive officers and provide cross-references to the consolidated

financial statements. Additionally, please amend your disclosure here and in the summary risk factors and risk factors sections to state that to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

Prospectus Summary, page 1

3.      We note your response to prior comment 7 and revised disclosure on page 26. Please also provide such disclosure in the prospectus summary section. Additionally, we note your disclosure on page 26 that you and your subsidiaries are "not required to obtain permission or approval from Hong Kong authorities;" and "not covered by permissions requirements from CSRC, CAC or any other governmental agency;" but also that you "have received all requisite permissions or approvals for [y]our business operations and no permission or approval has been denied." Clarify and disclose each required permission or approval that you or your subsidiaries have obtained to operate your business and to offer the securities being registered to foreign investors.

Capitalization, page 38

4.      We note your response to prior comment 17. Please revise to add short-term bank loans and amounts due to shareholders as components of your total capitalization as of March 31, 2023, or tell us why your presentation is appropriate. Refer to Item 3.B of Form 20-F.

5.      Your disclosure on page 37, Use of Proceeds, and on page 38 in the second bullet point related to deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses is not consistent with the balance presented for additional paid-in capital in the As adjusted and As adjusted (Over-allotment option exercised in full) columns presented in your table. Please clarify or revise.

6.      Please remove the column As adjusted (Over-allotment option exercised in full).

Dilution, page 39

7.      Your disclosure of adjusted net tangible book value as of March 31, 3023 of $3,899,151 on page 39 and $4,828,290 on page 40 is not consistent with your disclosure on page 37, Use of Proceeds, and that changes in net tangible book deficit as of March 31, 2023 only give effect to sale of ordinary shares offered in this offering after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses. Please clarify or revise.

Enforceability of Civil Liabilities, page 42

8.  We note your response to prior comment 18 and reissue. Please identify by name your directors, executive officers, and members of senior management who are located in China and Hong Kong. In this regard, we note your disclosure that all of your executive officers, directors and senior management (except for Mr. Anthony Chan who is located in the U.S) "are nationals or residents of jurisdictions other than the United States."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

9.  We note your response to prior comment 14. Please revise to further describe the material terms of the signed agreements you reference on page 47 and 49 in your discussion about a continuing project in the pipeline, and file such agreements as exhibits, pursuant to Item 601(b)(10) of Regulation S-K. Finally, please add appropriate risk factor disclosure related to the completion of this project and the impact to your liquidity and capital resources.

Liquidity and Capital Resources, page 57

10. To the extent applicable, please disclose the nature, purpose, and material terms of any agreement with related parties to which you indicate you have financed your operations and file any such agreement as an exhibit.

Related Party Transactions, page 89

11. We note your response to prior comment 22 and reissue. Please update your disclosure so that it reflects the related party transactions as of the date of the prospectus. Refer to Item 7.B of Form 20-F.

General

12. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not required. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Bun Kwai
QMMM Holdings Ltd
October 24, 2023
Page 4

   Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services

cc:  Jeffrey Li, Esq.